

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

William Santana Li
Chief Executive Officer
Knightscope, Inc.
1070 Terra Bella Avenue
Mountain View, CA 94043

> **Re: Knightscope, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 17, 2020**
> **File No. 24-11238**

Dear Mr. Li:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 1-A filed July 17, 2020

Dilution, page 12

1. Given that there appears to be a material dilution of the purchasers' equity interest, please disclose the following:
    - The net tangible book value per share before and after the distribution;
    - The amount of the increase in the net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and
    - The amount of the immediate dilution from the public offering price which will be absorbed by the purchasers.

Series S Preferred Regulation A Offering, page 25

2.   Disclosure in the supplement that you filed under Rule 253(g)(2) of Regulation A on July 20, 2020 indicates that this offering will terminate on July 22, 2020. If this offering has terminated, revise the disclosure to reflect its termination. Alternatively, if this offering has not terminated, revise the disclosure to indicate that this offering will be closed or terminated on a date before the offering statement under review is qualified. In addition, please confirm that you have updated Part I, Item 4 to reflect the final portion of the aggregate offering price attributable to all the securities sold under a qualified offering statement within the 12 months before the qualification of this offering statement.

3.   We note that you produced video advertisements that encouraged viewers to join the company before July 20, 2020. Please provide your analysis on how the advertisements complied with Rule 251(d)(1)(iii).

    You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeanne Campanelli, Esq.